Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES REPORTS OCTOBER SALES

REAFFIRMS THIRD QUARTER EPS OUTLOOK

HOUSTON, TX, November 8, 2007 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four-week October period beginning October 7, 2007 and ending November 3, 2007 were $103.8 million versus $103.6 million for the prior year four-week October period beginning October 1, 2006 and ending October 28, 2006. Comparable store sales for the month decreased 2.9% versus a decrease of 2.5% last year.

The Company added that its best performing merchandise categories for the month included childrens, cosmetics, intimates, plus sizes and young mens.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "October's abnormally warm weather, particularly in our Eastern and Northeastern markets, where a number of cities had their warmest October ever recorded, clearly dampened the demand for our fall assortments. Although our October sales results came in below our expectations, we are comfortable with our inventory levels as we enter the important holiday shopping period."

For the third quarter ended November 3, 2007, the Company reported that its total sales increased 0.5% to $355.1 million from $353.4 million for last year's third quarter ended October 28, 2006. Prior year sales results include inventory liquidation sales of $11.5 million generated by the acquired B.C. Moore stores prior to their conversion to Peebles stores. Comparable store sales for the third quarter decreased 1.0% versus an increase of 4.1% for the prior year period.

Mr. Scarborough added, "While we are still in the process of closing our books for the third quarter, we continue to expect to report earnings within our previously provided earnings outlook range of $0.04 to $0.08 per diluted share."

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The Company plans to report its third quarter results before the market opens on Tuesday, November 20, 2007. On that same day, it will also hold a conference call and webcast beginning at 8:30 a.m. Eastern Time.

SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2007	2006	2007	2006
1st Quarter	0.1%	3.2%	$358.2	$343.5
2nd Quarter	0.5	4.5	359.2	362.1
August	(2.6)	3.8	123.5	128.8
September	2.3	11.0	127.8	121.0
October	(2.9)	(2.5)	103.8	103.6
3rd Quarter	(1.0)	4.1	355.1	353.4
Year-To-Date (9 Mos)	(0.1)	3.9	1,072.5	1,059.0

Store Activity

During October, the Company opened eleven new stores and entered Utah, its thirty-fifth state. New Bealls stores were opened in Cedar City, UT, and Glenwood Springs, Montrose and Durango, CO. A new Stage store was opened in Denham Springs, LA. New Peebles stores were opened in Ashland City and Jefferson City, TN, Mansfield and Covington, PA, Kosciusko, MS, and Grafton, WV. Through the first nine months of the 2007 fiscal year, the Company has opened thirty-five new stores, and plans to complete its new store opening program for the year by opening an additional twelve new stores in November. The Company also closed an underperforming store in Bennettsville, SC during October.

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About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 687 stores located in 35 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward–looking statements include comments regarding the Company's EPS outlook for the third quarter as well as comments regarding the number of new stores that the Company plans to open in November. Forward looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 3, 2007 and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

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